FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

13 January 2012

HSBC APPOINTS CHIEF LEGAL OFFICER

HSBC Holdings plc announces the appointment of Stuart Levey as Chief Legal Officer. Mr Levey will be based in London and report to Stuart Gulliver, Group Chief Executive.

Richard Bennett, Group Managing Director and Group General Counsel, will work with Mr Levey during a transition period and retire from HSBC after over 33 years of service at the end of 2012. Mr Bennett will continue as a part-time adviser to the Group Chief Executive after he retires.

Mr Levey served as the first Under Secretary for Terrorism and Financial Intelligence in the US Department of the Treasury from July 2004 to February 2011 under Presidents Bush and Obama. Prior to his Treasury appointment, he was the Principal Associate Deputy Attorney General at the U.S. Department of Justice (DoJ). Prior to joining the DoJ in 2001, Mr Levey spent 11 years in private practice in Washington. Mr Levey is a graduate of Harvard College and Harvard Law School.

Stuart Gulliver commented: "I am delighted Stuart is joining HSBC after a distinguished career in private practice and government service. His experience dealing with international financial and legal issues is highly relevant to a global bank such as HSBC. I am also pleased Stuart will be able to draw on Richard's extensive experience over the next few months, and that Richard has agreed to continue as an adviser to me after he retires."

Media enquiries to:

Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com
Diane Bergan	+1 224 544 3310	diane.soucy.bergan@us.hsbc.com

Notes to editors:

Biographies of Messrs Levey and Bennett can be obtained from the media contacts above or downloaded from http://www.hsbc.com/1/2//newsroom

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date:  13 January 2012